March 4, 2011

Angela L. Pingel, Secretary
Managed Portfolio Series
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re: Managed Portfolio Series (File Nos. 333- 172080 and 811-22525)

Dear Ms. Pingel:

We have the following comments on the registration statement on Form N-1A of the Managed Portfolio Series ("Trust"), which was filed on February 4, 2011. The Trust consists of four series: Corporate America Short Duration Fund; Nuance Concentrated Value Fund; Tortoise Core Infrastructure Fund; and Palmer Square Absolute Return Fund ("Funds"). The registration statement was filed to register the Trust under the Investment Company Act of 1940 ("1940 Act") and the common shares of the Funds under the Securities Act of 1933 ("1933 Act"). We have used the captions and page numbers from the registration statement above our comments to indicate the sections of the registration statement to which they relate.

Corporate America Short Duration Fund Prospectus

You should regard any comment made with respect to the prospectus of one Fund to apply to similar disclosure of any of the three other Funds included in the registration statement.

Front Cover Page

Please delete the statement: "the adviser intends to only purchase investments permitted by section 703 of the National Credit Union Administration (12 C.F.R. § 703)." This statement is not required by Item 1 of Form N-1A.

Summary Section - Fees and Expenses of the Fund, page 1

1. The disclosure, on page 13, states that "wires are subject to a $15 fee." Please disclose the wire redemption fee in the fee table. See Instruction 2(b) to Item 3 of Form N-1A.

2. Please confirm that the expense limitation agreement will remain in effect for no less than one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

3. The footnote describing the operating expense limitation agreement specifically excludes acquired fund fees and expenses and dividends on short positions. The Fund's principal investment strategies, however, do not mention investments in other investment companies and short selling. Please clarify whether the Fund will be investing in other investment companies or engaging in short selling.

4. Please disclose the recoupment provision in the fee table footnote describing the operating expense limitation agreement.

5. If the operating expense limitation agreement is not part of the investment advisory agreement, please file it as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

Summary Section - Principal Investment Strategies, page 1

1. Please condense the information disclosed in "Principal Investment Strategies." The level of detail is appropriate only in response to Item 9 of the Form N-1A.

2. The disclosure, on page 1, states that "eligible investments include, but are not limited to, securities domiciled in the U.S…." Please revise this statement, which appears throughout the prospectus, to include securities "of issuers" domiciled in the U.S.

3. Please define the term, "high credit quality." Please disclose the lowest-rated securities in which the Fund may invest.

4. Please disclose any other "eligible investments" in which the Fund may invest as part of its principal investment strategy.

5. We believe that the name, "Corporate America Short Duration Fund," may confuse investors, given that the Fund will invest primarily in securities "eligible" to be held by federal credit unions, which include securities issued by the U.S. government, its agencies and government-sponsored enterprises. If the name is intended to refer to the "Corporate America Credit Union," use the whole name. Otherwise, please delete the reference to "Corporate America."

Summary Section - Principal Risks, page 2

1. The disclosure states that "before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take." This statement should be revised so that it describes the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund. See the Instruction to Item 4(b)(1)(i) of Form N-1A.

2. The disclosure in the paragraph on "Management Risk, on pages 3 and 5, states that the adviser has no experience managing an investment company. Please present this a separate risk in both sections.

3. Please revise the "Debt Securities Risk" paragraph so that its highlights the risks created by the Fund's strategy of investing in floating rate debt.

4. The "Mortgage-Backed Securities Risk" disclosure, on pages 3 and 8, states:

> "Generally, rising interest rates tend to extend the duration of fixed rate mortgage-backed securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-backed securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-backed securities are subject to prepayment risk."

These statements are confusing. Prepayment is not, as the statements seem to indicate, an additional risk. All of the risks mentioned flow from the prepayment call option. Please clarify the disclosure by making the following points. First, when rates rise, the duration of lower-coupon, fixed-rate mortgages will extend because prepayment rates slow and the Fund will be locked into these lower-yielding assets for longer periods. Second, the prepayment option in mortgages creates the risk of contraction or extension of maturities. The resulting unpredictability of the portfolio's cash flows increases interest rate risk, which adds volatility to the portfolio.

5. Please disclose what the Fund's average duration is expected to be. Please also provide, where appropriate, a definition of duration and an example showing how interest rate changes affect the values of debt securities of various durations.

6. Please discuss, where appropriate, the other risks associated with mortgage-backed securities, such as credit, valuation, and liquidity risks.

7. Please clarify whether the Fund is expected to have a high rate of portfolio turnover. If so, please state in the strategies summary section that the Fund will engage in frequent and active trading.

Summary Section – Performance, page 3

Please add the information required by Instruction 1(b) to Item 4(b)(2).

Principal Investment Strategies, page 4

1. The disclosure states that the mortgage backed securities, in which the Fund will invest, "may be issued by the U.S. government (or one of its agencies or instrumentalities) or privately-issued, but collateralized by mortgages that are insured, guaranteed or otherwise backed by the U.S. government, or its agencies or instrumentalities." Please clarify whether the Fund may invest in privately-issued mortgage-backed securities that are not insured or guaranteed. If so, please disclose the risks.

2. In the phrase, "when compared to the historic Treasury yield curve" (on page 5), please change "historic" to "historical."

Portfolio Turnover Risk, page 7

If the Fund expects that it will have a turnover rate of 100% or more, please disclose this.

Portfolio Manager, page 8

Please describe the "Corporate America Credit Union" and identify the "three other credit union service organizations" where Mr. Bonds is an officer.

Pricing of Fund Shares, page 8

The disclosure states that "the NAV will not be calculated on days that the NYSE is closed for trading (even if there is sufficient trading in the Fund's portfolio securities on such days to materially affect the Fund's NAV)." On what days that the NYSE is closed will there be sufficient trading in portfolio securities to materially affect NAV? Please state that investors will not be able to purchase shares on these days.

How to Purchase Fund Shares, page 9

The disclosure states: "financial institutions, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund." Please delete the phrase "including Authorized Intermediaries." Neither the Fund nor the Authorized Intermediaries may impose cut-off times that are earlier than the time when the Fund calculates its NAV. See Rule 22c-1(a) under the 1940 Act.

Purchase Requests Must be Received in Good Order, page 10

The disclosure states that "each account application to purchase Fund shares is subject to acceptance by the Fund and is not binding until so accepted." Please make clear that once an application is accepted, the share price that the investor receives will be based on the NAV next calculated after the purchase order was received by the Fund.

How to redeem Fund Shares, page 13

1. The disclosure states that "the Fund reserves the right to change the requirements of 'good order' at any time without notice." Such a change could result in a violation of Rule 22c-1(a) under the 1940 Act. Please revise the statement to provide that the Fund may change the requirements of good order only after providing adequate notice of the change by, e.g., filing a supplement to the prospectus

2. The disclosure states, on page 13, that "your ability to redeem shares by telephone may be delayed or restricted after you change your address by telephone." Disclosure, on page 14, states that "telephone redemptions will not be made if you have notified the Transfer Agent of a change of address within 15 days before the redemption request." These statements are confusing. Please clarify or conform the disclosure.

Fair Value Pricing, page 16

1. The disclosure states that "more detailed information regarding fair value pricing can be found in this Prospectus under the heading entitled 'Share Price.'" There is no such heading in the prospectus. Please revise the citation.

2. The disclosure states that "the Board of Trustees has developed procedures which utilize fair value pricing when reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that, in the judgment of the Adviser, does not represent the security's fair value), or when, in the judgment of the Adviser, events have rendered the market value unreliable." Please clarify the mechanics of the Fund's fair value pricing process and the nature and extent of the Board's responsibilities in the process. See the discussion in Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Tax Consequences, page 17

1. Given the investment strategy of the Corporate America Short Duration Fund, it appears unlikely that the Fund will be distributing "qualified dividend income." If not, please delete the extraneous disclosure.

2. Please add that the amount of taxable gain will also depend on the amount of reinvested taxable distributions.

3. Please add that, under an amendment to the Internal Revenue Code, the Fund is required to report basis information to the IRS on all new investments beginning in 2011.

Nuance Concentrated Value Fund Prospectus

Summary Section – Principal Investment Strategies, page 1

1. The disclosure states that the Fund will invest in stocks that "the Adviser believes are high quality, though temporarily out of favor." This strategy confirms the "value" aspect of the Fund's name, but there is no mention in the registration statement of the Fund having a policy to concentrate investments. Please explain why the term "concentrated" is used in the Fund's name.

2. The disclosure states that the Fund will invest "primarily" in equity securities and may invest in debt securities, including convertible securities and debt securities issued by the U.S. Government, its agencies, and GSEs. Please disclose whether the adviser intends to try to maintain a target ratio of equity to debt or does the adviser intend to reserve freedom of action. Is there a limit on the percentage of assets that may be invested in "junk bonds" and, if so, what is it?

3. Please explain, where appropriate, the concept of "varying…durations." Does the Fund have a duration strategy?

<u>Summary Section – Principal Risks, page 3</u>

1. Please add to the "Value-Style Investing Risks" paragraph a statement that the Fund's valuations may not be accurate.

2. It is not accurate to state in the "Convertible Securities Risk" paragraph that "investments in convertible securities fluctuate similar to that of other debt securities and are subject to the same risks as debt securities in general." Unless they are in the money, convertible securities are more likely to fluctuate similarly to the equities market than the bond market. Companies issuing convertible debt often have lower credit ratings that cause their debt to be riskier than "debt securities in general." Convertible securities are complex securities with unique risks, such as buy-back provisions that limit their appreciation. Please revise the disclosure to more fully describe the risks of convertible securities.

<u>Temporary Strategies; Cash or Similar Investments, page 5</u>

The disclosure in this paragraph mentions that the Fund may invest in money market funds. Please explain to us why the fee table does not include a line item for AFFE or revise the fee table to include it.

<u>Similarly Managed Account Performance, page 10</u>

1. Please identify the no-action letter or other guidance that you are relying upon to present the adviser's prior performance.

2. Please state that the "Composite" was managed using objectives, policies, and strategies that are substantially similar to those to be used in managing the Fund.

3. Please clarify whether the performance of the Composite was computed net of all of the Composite's actual fees and expenses. If not, please explain how the presentation complies with the relevant authority described in the response to the preceding comment.

4. The disclosure states that "the performance results of the Composite could have been adversely affected (e.g. lower) if the accounts included in the Composite had been regulated as investment companies under Federal securities laws. Past performance of the Composite is not necessarily indicative of the future performance results of the Fund." Please revise the first sentence to make clear that if the Composite had been subject to the Fund's expense and regulatory structure, its performance would have been lower. Please strike the word "necessarily" from the second sentence.

5. Please explain to us why it is appropriate to compare the performance of the Composite to two broad-based securities market indices that are composed exclusively of common stocks. The Composite invests in debt securities, including those issued by the U.S. Government, its agencies, and GSEs, as

well as in equities. Accordingly, it appears that the Composite's performance should be compared to balanced indices.

Exchange Privileges, page 18

The disclosure states that "because exchanges are a sale and purchase of shares, they may have tax consequences." Please revise the disclosure to state that any gains from the shares you exchange will be taxed as either short-term or long-term capital gains.

Tortoise Core Infrastructure Fund Prospectus

Summary Section – Investment Objective, page 1

The disclosure states that "the investment objective of the Tortoise Core Infrastructure Fund is total return. In pursuing total return, the Fund seeks both capital appreciation and current income." Please revise this statement as follows: "The investment objective of the Tortoise Core Infrastructure Fund is both capital appreciation and current income." Please move the statement that "there can be no assurance that the Fund will achieve its investment objective" to the summary risk section and/or the Item 9 disclosure.

Summary Section - Fees and Expenses of the Table, page 1

1. Please include a page number in the "Shareholder Information - Class Descriptions" citation.

2. Footnote "1" should refer to "Acquired Fund Fees and Expenses," as well as "Other Expenses." See instruction 3(f)(vi) to Item 3 of Form N-1A.

3. Footnote "2" states that "prior to expiration, this Operating Expense Limitation Agreement can be terminated as described herein." Please describe who can terminate the agreement and under what circumstances. See instruction 3(e) to Item 3 of Form N-1A.

4. The footnote describing the operating expense limitation agreement specifically excludes acquired fund fees. Please clarify whether this exclusion also applies to the indirect fees associated with an investment in MLP I-Shares.

Summary Section – Principal Investment Strategies, page 2

1. Please describe the Fund's concentration policy. See Item 4(a) of Form N-1A.

2. The disclosure states that "for the Fund's purposes, "core infrastructure" companies are defined as "energy infrastructure companies (emphasis added) that own and operate a network of asset systems that transport, store, distribute, gather and/or process crude oil, refined petroleum products, natural gas or natural gas liquids, or that provide electric power generation (including renewable energy), transmission

and/or distribution." It is necessary for the Fund to create its own definition of "core infrastructure" because the Fund's investment focus is narrower than an investor would be led to believe based on the common usage of the term "core infrastructure." Please eliminate the potential for investor confusion by using a Fund name that accurately describes its strategy (e.g., Energy Infrastructure Fund).

3. The disclosure states that the Fund may invest in "the securities of master limited partnerships ("MLPs") common units and limited liability company ("LLC") interests, MLP affiliates such as MLP I-Shares…" "I-Shares" is a term used to refer to the shares of an LLC, such as Kinder Morgan Management LLC, that invest in "i-units" issued by an affiliated MLP. It is confusing that LLC interests and I-Shares are referred to as separate investments. Please clarify the disclosure.

4. Please state that the Fund may invest up to 15% of its net assets in illiquid securities

Summary Section – Borrowing Policy, page 3

Please specify the kinds of leverage that the Fund may utilize.

Summary Section – Principal Investment Risks, page 3

1. Please include the risks of investing in I-Shares and MLP general partner interests.

2. Please combine and summarize the similar "Investment Company Risk" and "RIC Compliance Risk" paragraphs. In addition, the "Investment Company Risk" paragraph mentions the "potential duplication" of fees. Delete the word "potential."

3. The "Liquidity Risk" paragraph discloses that the Fund may invest in "derivative positions" and "restricted securities." We note that there is no mention of such investments in the Fund's principal strategies. Please explain this statement.

4. The "Legal and Regulatory Change Risks" paragraph describes only hypothetical risks. Please delete it.

Summary Section – Purchase and Sale of Fund Shares, page 6

Please modify the disclosure by striking the double-bracketed language, which is neither permitted nor required by Item 6 of Form N-1A. See General Instruction C.3.(b) to Form N-1A.

> You may purchase, exchange or redeem Fund shares on any day that the New York Stock Exchange ("NYSE") is open for business **{{at the Fund's NAV per share next calculated after your order is received in good order, subject to any applicable sales charge,}}** by written request via mail (Tortoise Core Infrastructure Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transaction, by contacting the Fund by telephone at [toll free number] or through a financial intermediary. **{{Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary

directly. The minimum initial and subsequent investment amounts for various types of accounts are shown below, except that the minimum initial investment may be modified for certain financial intermediaries that submit trades on behalf of underlying investors, or as otherwise described in "Shareholder Information – Buying Shares".**}}**

Principal Investment Strategies, page 7

The disclosure states that "the Fund may invest in securities of any market capitalization." Please define the term "securities."

Master Limited Partnerships, page 8

Master limited partnership distributions received by institutional investors and IRAs are "unrelated business taxable income" ("UBTI") and depending on the amount will be subject to the "unrelated business income tax," ("UBIT") ranging from 26% to 34%. The disclosure states that the Fund may invest up to 25% of its assets in MLPs. Please disclose the risk of UBTI that an investment in the Fund creates for institutional and IRA investors. Please disclose how, to the extent that it invests in MLP units, the Fund is an appropriate investment for institutional investors.

Equity securities of MLP Affiliates, page 8

1. Is there a limit on the Fund's investments in I-Shares and MLP general partner interests? To what extent does the adviser intend to invest in I-Shares and MLP general partner interests?

2. Please clarify whether I-Shares and MLP general partner interests are subject to the 25% overall limit and the 10% individual investment limit imposed by Section 851(b)(3) of the Internal Revenue Code on investments in MLPs by mutual funds?

4. Please disclose the duplication of fees and expenses that results from an investment in I-Shares. Please inform us whether the indirect expenses of I-Shares investments are included in "Other Expenses" in the fee table.

5. MLP I-Shares and MLP general partner interests are new and complex investments and the discussion of them in response to Item 9 of Form N-1A is inadequate and confusing. Please discuss how they differ from MLP investments and how they differ from each other. The following points should be clarified.

   a)   Individual investors typically invest in MLP units for tax-advantaged cash distributions, rather than for investment growth.
   b) An investment in I-Shares issued by an LLC affiliate of the MLP is similar to a direct investment in an MLP, but with a key difference. The LLC invests in "i-units" issued by the MLP, but the LLC does not distribute the cash it receives from the i-units. Instead, the LLC reinvests those cash distributions in additional i-units and the LLC distributes a corresponding number of its I-Shares to its investors. A pro-rata distribution of the I-Shares is not taxable

when received by an investor. The I-Shares are taxable only upon sale, as short or long-term capital gain, depending on how long the LLC investor has held them. I-Shares were specifically created to enable institutional investors to invest in MLPs without being subject to the UBIT, but the price for individual investors is a loss of liquidity.

c) Will the Fund be investing directly in MLP general partners or, as appears more likely, in the corporations, such Kinder Morgan, Inc., that own the MLP general partner, including its general partner incentive distribution rights, a percentage of the MLP's limited partner units, and other operating businesses?

Illiquid/Restricted Securities, page 9

The disclosure states that "the Fund may invest up to 15% of its total assets in illiquid securities." Please change "total" to "net." If this is a principal investment strategy, please disclose it in the summary section.

Concentration Risk, page 11

The disclosure states that "the Fund's strategy of concentrating in core infrastructure investments means that the performance of the Fund will be closely tied to the performance of this market sector." Because this statement of concentration policy can only be understood by reference to the Fund's own definition of "core infrastructure," the statement is not clear on its face. Please state that the Fund has a policy of concentrating investments in the energy infrastructure industry.

MLP Risk, page 12

Please also disclose the risks of investing in I-Shares and MLP general partnerships.

Tax Consequences, page 38

1. Please discuss the esoteric tax treatment of owning, selling, and receiving distributions from MLP limited partnership units, I-Shares, and interests in MLP general partnerships.

2. Please discuss the tax treatment of the call option premiums to be received by the Fund.

Palmer Square Absolute Return Fund

Summary Section – Investment Objective, page 1

Please explain to us how an objective of long-term capital appreciation is consistent with the Fund's high turnover strategy.

Summary Section - Fees and Expenses of the Table, page 1

1. Footnote "1" should also refer to "Acquired Fund Fees and Expenses." See instruction 3(f)(vi) to Item 3 of Form N-1A.

2. We note that another of the Funds excludes short selling expenses from its fee reduction agreement. We note, however, that the current Fund does not exclude short-selling expenses from its fee reduction agreement, although short-selling is a principal investment strategy. Please confirm that the exclusions from the fee reduction agreement are correct.

Summary Section – Principal Investment Strategies, page 2

1. The strategies disclosure is too detailed for the summary section. Please condense it.

2. The following statement is not a strategy. "The Adviser believes that allocating Fund assets across complimentary and diverse investment strategies and styles will provide a better opportunity for absolute (positive) and risk-adjusted returns as well as lower volatility and sensitivity to overall equity and bond market fluctuations." Please delete it.

3. The disclosure states that "the subadvisors may use one or more of the following investment strategies in connection with the management of Fund assets allocated to it for investment." Will the subadvisors collectively utilize all of the strategies at all time?

4. Please briefly describe how the subadvisors will determine which securities to buy and sell in each strategy.

Summary Section – Derivatives, page 4

The disclosure states: "the most common types of derivatives in which the Fund may invest are: equity, interest rate, index…" Please revise this statement to state specifically the kinds of derivatives in which the Fund intends to invest as a principal investment strategy.

Summary Section – Principal Investment Risks, page 4

1. The derivatives disclosure in the principal strategies of the summary section is not coordinated with the principal risks in the summary section nor are either of these coordinated with the Item 9 derivatives disclosure on page 11. The principal strategies in the summary section include an extensive list of the derivatives in which the Fund may invest. The principal risks in the summary section, however, include a very brief discussion of the general risks of derivatives. Only the risks of commodities-linked derivatives and swaps are specifically described in the summary section and the descriptions are generic. The discussions of "leverage" in the strategies and risks summary sections also do not appear to be coordinated. The principal strategies in the summary section state that "leverage involves the use of debt by the Fund." The principal risks in the summary section discuss only the leverage built into derivatives. In addition, the discussion of the derivatives strategy in the summary section does not

appear to be coordinated with the Item 9 derivatives discussion on page 11. The only derivatives described in the Item 9 disclosure are options and swaps. The description of "Derivatives Risk," on page 15, in addition to being generic and non-specific, is also not coordinated with the risks in the summary section. (E.g., neither commodities-linked derivatives nor swaps are mentioned.) Please clarify and coordinate the derivatives disclosure in the prospectus.

2. The principal investment strategies disclosure about derivatives should also be revised so that it is tailored specifically to how the Fund expects to be managed and should describe those strategies that the Fund expects to be the most important means of achieving its objectives. In determining the appropriate level of disclosure, the Fund should consider the degree of economic exposure the derivatives create, in addition to the amount invested in the derivatives strategy. The disclosure concerning the Fund's principal risks should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, July 30, 2010.

Summary Section – Liquidity Risk, pages 4 and 13

The disclosure states that "the Fund may invest in securities that may be considered "illiquid" under applicable law. There, however, is no definition of "illiquid" in the "applicable law." Please revise the disclosure by striking the phrase "under applicable law" and adding the following: "An illiquid security is any security that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued it." See Investment Company Act Release No. 14983 (March 12, 1986) [51 FR 8773]. Please also disclose the limit on the Fund's ability to invest in illiquid assets as a percentage of the Fund's net assets.

7. Based on the fact that the Fund is expected to have a high rate of portfolio turnover, please state in the strategies summary section that the Fund will engage in frequent and active trading.

Summary Section – Management, page 9

Before the Fund's registration is declared effective, please provide us with a list of the Fund's subadvisors.

Leverage Risk, page 17

Please provide the following additional disclosure about the amount of liquid assets that must be segregated to cover open derivative contracts. With respect to forwards and futures contracts that are not contractually required to "cash-settle," a Fund must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligations.

Short Sales Risk, page 18

Please revise the last sentence of the paragraph to state that short sales may result in "potentially
<u>unlimited</u> losses to the Fund…"

Christopher D. Long, page 20

Please clarify the following points with respect to Mr. Long's career. When was Guilford Capital
Management LLC founded? Define "considerable portion of his career." What were Mr. Long's titles
at Sandell Asset Management, Corp., Morgan Stanley, TH Lee Putnam Ventures, and JPMorgan & Co.?
What does "instrumental in investing over $200 million of capital" mean?

Tax Consequences, page 36

Please disclose the following tax consequences of using derivatives as a principal investment strategy.
Derivative investments are both necessarily and contractually short-term -- generally less than a year.
Investors should consider that the Fund will not be a tax efficient investment. The derivatives and their
coordinated positions are likely to have an annual turnover rate in excess of 100%. The use of
derivatives as a principal investment strategy will result in the Fund, as a whole, having a high rate of
portfolio turnover. The high level of taxable income that results from such turnover could be entirely
short-term capital gain, which will be taxable at ordinary income rates and ineligible for the netting
process of Schedule D of the Form 1040.

Statement of Additional Information

These comments are applicable to all four Funds.

Fundamental and Non-Fundamental Investment Limitations, page 9

1. The disclosure states that a "Fund may borrow from banks in amounts not exceeding one-third of its
total assets (including the amount borrowed)." Please modify this statement to indicate that a Fund may
borrow amounts not exceeding one-third of its total assets (including the amount borrowed) less
liabilities (other than borrowings). See Section 18(h) of the 1940 Act. Please add that any borrowings
that come to exceed this amount will be reduced within three days (not including Sundays and holidays)
to the extent necessary to comply with the one-third limitation. See Section 18(f)(1) of the 1940 Act.
Please clarify whether this limitation applies to reverse repurchase agreements and purchasing securities
on a when-issued, delayed delivery or forward delivery basis.

2. In the case of the Corporate America Short Duration Fund, the disclosure states that "the Fund may
borrow from credit unions or banks." Section 18(f)(1) of the 1940 Act permits open-end companies to
borrow from "banks." As defined in Section 2(a)(5) of the 1940 Act, the term "bank" does not include
credit unions. Either revise the Fund's policy to eliminate borrowing from credit unions or explain to us
why the policy does not violate the 1940 Act.

3. Please revise the Fund's concentration policy to state that the Fund may not "invest in the securities of any one industry <u>or group of industries</u> if, as a result, 25% or more of the Fund's total assets would be invested in the securities of such industry <u>or group of industries</u>…"

4. With respect to the limitation on illiquid assets, the disclosure states that "illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days." Please revise the disclosure to state that "an illiquid security is any security that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued it."

Board Leadership Structure, page 11

The disclosure states that "given the specific characteristics and circumstances of the Trust as described above, the Trust has determined that the Board's leadership structure is appropriate." Please disclose what "characteristics and circumstances of the Trust" are referred to by this statement. See Item 17(b)(1) of Form N-1A.

Board Oversight of Risk Management, page 12

Please identify the qualifications of the Trust's Chief Compliance Officer.

Trustee Qualifications, page 15

Please provide, by means of a pre-effective amendment, the information about the independent trustees required by Item 17(b) of Form N-1A, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the particular person is qualified to serve as a trustee.

General

1. The disclosure states that an application for exemptive relief has been filed on behalf of the Palmer Square Absolute Return Fund. What is the status of that application? Please advise us whether the Trust has submitted or expect to submit any other applications for exemptive relief or any request for a no-action letter in connection with this registration statement.

2. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

3. Responses to the comments in this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

4. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
> the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor